UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA
SEMIANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933
For the Fiscal Semiannual Period Ended June 30, 2025

FEEL THE WORLD, INC.
D.B.A. XERO Shoes
(Exact name of issuer as specified in its charter)

Commission File Number: 24R-00082

Delaware	27-4419848
State of other jurisdiction of	(I.R.S. Employer
Incorporation or organization	Identification No.)

320 Interlocken Parkway, Suite 100, Broomfield, Colorado 80021
(Full mailing address of principal executive offices)

(303) 447 – 3100
(Issuer's telephone number, including area code)

Title of each class of securities pursuant to Regulation A:

Class A Voting Common Stock

and

Class B Non-Voting Common Stock

In this filing, references to the terms "we", "our", "us", "Feel The World, Inc.", "FTWI", "Xero Shoes®", "Xero", or "the Company" means Feel The World, Inc.

THIS SEMI-ANNUAL REPORT, PARTICULARLY THE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS MAY CONTAIN FORWARD–LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD–LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THIS MD&A, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD–LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD–LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD–LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

Item 1. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(a) Operating Results

Overall

Our strategic focus in 2025 continued to be on:
Developing new and exciting styles to meet our customers’ footwear needs
Continued expansion of our wholesale channel in the United States and European Union
Investment in talent to support our continued growth
Expand our brand footprint by attracting and converting new audiences

Net revenues

Feel the World, Inc. generates revenues in two business segments: (1) North American operations, which includes all foreign distributors outside of Europe, and (2) European operations, which includes the European Union countries and Middle Eastern wholesale accounts. The Company sells through three primary channels: direct-to-consumer, wholesale (including distribution), and third-party platforms.

Within the wholesale channel, distribution has become an increasingly important driver of growth. Although historically immaterial, the expansion of our distribution footprint is enabling the Company to reach retailers and consumers in regions where we do not intend to establish direct operations. This strategy has extended our brand presence into new markets, including Asia and South America, and is supported by ongoing expansion of our Middle Eastern distribution partnerships.

In addition, the Company continues to maintain a strong Amazon presence. In the first half of 2025, we transitioned from selling directly on Amazon to working with a specialty Amazon partner. This shift has increased units sold and expanded reach, although revenues in North America reflect distributor pricing into our Amazon partner rather than retail values, resulting in a modest decline compared to the prior year.

By contrast, European operations experienced significant growth, with sales increasing 43% over the prior year period, as the Company successfully expanded its footprint and strengthened consumer adoption across the region.

Growth of net revenue by geography:

(in thousands)	2025	2024	$ Change	% Change
North American	$21,904	$22,690	($786)	-3%
European	8,064	5,649	2,415	43%
Total	$29,968	$28,339	$1,629	6%

Growth of net revenue by channel:

(in thousands)	2025	2024	$ Change	% Change
Direct-to-consumer	$18,579	$16,951	$1,628	10%
Wholesale/Distributor	8,422	7,009	1,413	20%
Amazon	2,967	4,379	(1,412)	-32%
Total	$29,968	$28,339	$1,629	6%

Comparative Channel Mix	2025	2024
Direct-to-consumer	62%	60%
Wholesale/Distributor	28%	25%
Amazon	10%	15%

1

The percentages above are shown net of returns.

Overall net revenue growth was driven by the continued expansion of footwear styles, targeted consumer marketing campaigns, growth in both the European direct-to-consumer and wholesale channels, and the broader increase in consumer awareness of minimalist footwear. The Company is focused on expanding internationally as well as through other digital and brick-and-mortar channels, while continuing to monitor customer acquisition costs to identify the most efficient and productive distribution opportunities. Average Order Value (AOV) for the direct-to-consumer channel decreased to $88 in the six months ended June 30, 2025, compared to $117 in the same period in 2024. The decrease was primarily due to higher discounting activity in 2025, as the Company promoted sales to liquidate excess off-season inventory and retire certain styles and colors. By contrast, 2024 did not include any material promotional periods. Despite the lower AOV, unit sales in the direct-to-consumer channel increased significantly, from 209,291 pairs in the six months ended June 30, 2024, to 267,882 pairs in the same period of 2025.

Gross Profit

Gross profit for the six months ended June 30, 2025 decreased by $2.3 million compared to the prior year, with gross margin at 44% versus 55% in the same period of 2024. The decline in gross margin reflects both a change in channel mix and higher promotional activity. In the first half of 2025, the Company transitioned from selling directly on Amazon to working with a specialty Amazon partner. While this strategic shift increased units sold and expanded reach, revenues are now recorded at distributor pricing rather than full retail values, which lowered reported gross margin. In addition, Average Order Value (AOV) declined due to targeted promotional activity designed to liquidate excess off-season inventory and retire certain styles and colors. By contrast, in 2024 promotional activity was minimal and most units sold at full price, supporting stronger margins. Despite these margin pressures, unit sales increased year over year, reflecting both the expanded distribution strategy and the continued strength of consumer demand.

Expenses

Total operating expenses decreased by 0.5% for the period ended June 30, 2025, compared to the same period in 2024.

Sales and marketing expenses increased by $960,220 in the period ended June 30, 2025, compared to the prior period. Sales and marketing expenses increased to 26% of net revenue in the first six months of 2025 compared to 24% of net revenue in the same period in 2024. The Company continues to explore different ways to improve sales conversion.

Research and development expenses for the period ended June 30, 2025, increased by $96,000 or 13% of net revenue. Research and development expenses remained flat at 3% of net revenue in the first six months of 2025. Additional investment in creative personnel to support and maintain our new factory direct structure as well as additional costs to maintain and innovate a larger line of styles account for the dollar increase.

The Operations line item includes our customer service costs and the dedicated warehousing expenses needed to maintain inventory to accommodate customer needs. Management allocates a portion of operations expense to Cost of Goods Sold that relates to the handling of incoming inventory. Operations decreased by $608,000 from $2.8 million in the first six months of 2024 to $2.2 million in the same period in 2025. Operating costs as a percentage of net revenue decreased to 7% in the first six months of 2025 versus 9.9% in the same period in 2024.

Interest expense for the period ended June 30, 2025, decreased by $51,000 compared to the same period in 2024. This reduction was primarily driven by a lower average outstanding balance on the Company’s credit facilities. The combined balance of the JPMorgan Revolving Line of Credit and Term Note declined from $5.3 million to $5.1 million during the year, reflecting the Company’s ongoing efforts to responsibly manage leverage and improve its capital structure.

2

Net income (loss)

For the six months ended June 30, 2025, the Company reported a loss before income tax of $768,710, or -2.57% of net revenues, compared to income before income tax of $1.2 million, or 4.3% of net revenues, in the prior year period. The decline reflects margin pressure from the shift to an Amazon specialty partner, which increased units sold and market reach but recorded revenues at distributor pricing rather than retail values, as well as lower Average Order Value (AOV) due to promotional activity to reduce off-season and discontinued inventory. European operations delivered strong growth across both direct-to-consumer and wholesale channels. In addition, the Company made targeted investments in personnel and infrastructure, including leadership, creative, and sales support hires, while also implementing cost-cutting measures to better align expenses with value-added outcomes in both the near and long term.

(b) Liquidity and Capital Resources

Throughout its history, the Company has strategically utilized a combination of long-term notes payable, short-term lines of credit, revolving credit cards, trade payables, and a modest equity raise to maintain adequate working capital. This approach has supported the stability of the Company’s workforce and ensured the uninterrupted financing of its inventory supply chain during periods of rapid growth.

In November 2021, the Company closed on a revolving credit facility with JPMorgan Chase, which was used to refinance an existing loan with Genlink/La Plata and provided an additional $4.0 million in working capital capacity. In conjunction with this facility, the Company also secured a $2.0 million Term Note. Together, these credit facilities have been instrumental in funding inventory purchases aligned with the Company’s growth strategy.

As of June 30, 2025, the total outstanding balance on the JPMorgan revolving line of credit and Term Note was $5.1 million. The Company continues to actively manage its capital structure and working capital needs to support long-term operational objectives and financial sustainability.

Please see the debt and equity footnotes to the financial statements for additional disclosures.

There are no long-term commitments, other than the debt listed in the accompanying financial statements, that would limit the Company's ability to use its current capital. The Company has an established history of fulfilling all its loan obligations on time.

(c) Trend Information

Over the last several years the Company has traversed one economic shock after another, including increased tariffs, COVID-19, supply chain delays, and high inflation. The Company anticipates continued growth year over year and believes the recent large investment in inventory to support those sales is sufficient to avoid any material negative impact on sales at the time of this filing.

Because of the perennial nature of the industry, the Company does not anticipate the inventory will go out of style.

Item 2. OTHER INFORMATION

During the ordinary course of business, the Company may come across potential business ventures, which, in the opinion of management, will provide benefits to the Company and its shareholders. In addition, the Company may also seek out potential business ventures or transactions. Such ventures may take many forms, including, but not limited to the acquisition of an existing business, the merger of the Company with another company, or an asset transaction.

If the Company does identify a potential business venture, management  will review the opportunity to determine if it is in the best interests of the Company and its shareholders. There is no assurance that the Company will identify, choose to pursue, or be able to complete a transaction.

The pursuit of a business opportunity may require significant management time and Company resources which might adversely impact the Company.

If and when the Company locates a business opportunity, management of the Company will give consideration to the dollar amount and potential return of investment to our shareholders.

3

Feel The World, Inc.
A Delaware Corporation

Consolidated Financial Statements
Unaudited

June 30, 2025 (unaudited) and December 31, 2024 (audited)

 4

FEEL THE WORLD, INC.
TABLE OF CONTENTS

CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2025 (UNAUDITED) AND DECEMBER 31, 2024 (AUDITED), AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND JUNE 30, 2024 (UNAUDITED):

PAGE
Consolidated Balance Sheets	6
Consolidated Statements of Operations and Comprehensive Income	8
Consolidated Statements of Changes in Stockholders’ Equity	9
Consolidated Statements of Cash Flows	10
Notes to the Consolidated Financial Statements	11

5

FEEL THE WORLD, INC.
CONSOLIDATED BALANCE SHEETS
As of June 30, 2025 (unaudited) and December 31, 2024 (audited)

	June 30, 2025	December 31, 2024
ASSETS
Current Assets:
Cash and cash equivalents	$8,110,700	$1,982,681
Accounts receivable	5,021,374	3,915,432
Inventory assets	15,193,629	15,809,733
Inventory in transit	7,084,235	6,859,307
Income tax receivable	1,969,247	1,474,659
Prepaid expenses	231,992	202,510
Total Current Assets	37,611,177	30,244,322
Non-Current Assets:
Property and equipment, net	1,311,115	1,163,990
Intangible assets, net	827,238	784,084
Deposits	89,216	88,548
Deferred tax assets	1,393,994	994,828
Operating lease right-of-use assets	3,014,713	3,006,022
Total Non-Current Assets	6,636,276	6,037,472

TOTAL ASSETS	$44,247,453	$36,281,794

See accompanying notes, which are an integral part of these financial statements.

6

FEEL THE WORLD, INC.
CONSOLIDATED BALANCE SHEETS
As of June 30, 2025 (unaudited) and December 31, 2024 (audited)

LIABILITIES AND STOCKHOLDERS’ EQUITY	June 30, 2025	December 31, 2024
Liabilities:
Current Liabilities:
Accounts payable	$8,804,080	$7,059,131
Accrued expenses	3,383,194	3,061,124
Customer deposits	12,212	63,113
Deferred revenue	316,304	226,033
Income tax liability	391,666	62,550
Operating lease liability, current portion	716,421	735,521
Lines of credit, current portion	5,100,000	1,300,000
Total Current Liabilities	18,723,877	12,507,472
Long-Term Liabilities:
Lines of credit, net of unamortized discount	—	4,000,000
Operating lease liability, net unamortized discount and current portion	2,478,654	2,459,554
Total Long-Term Liabilities	2,478,654	6,459,554
Total Liabilities	21,202,531	18,967,026

Series A Preferred stock, $0.0001 par, 3,681,234 shares authorized, 3,681,234 and 3,681,234 shares issued and outstanding, liquidation preferences of $16,769,688 and $16,769,688, as of June 30, 2025 and December 31, 2024, all respectively.	368	368

Stockholders' Equity:
Class A common stock, $0.0001 par, 19,824,168 shares authorized, 5,289,980 and 5,289,980 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively.	529	529
Class B common stock, $0.0001 par, 175,832 shares authorized, 175,707 and 175,707 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively.	18	18
Senior Preferred Stock, $0.0001 par, 500,000 shares authorized, 500,000 and 0 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively.	50	—
Additional paid-in capital	13,483,606	8,602,715
Treasury Stock	(4,424)	(4,424)
Retained earnings	8,990,667	9,759,377
Accumulated other comprehensive income/(loss)	574,108	(1,043,815)
Total Stockholders’ Equity	23,044,922	17,314,768

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$44,247,453	$36,281,794

See accompanying notes, which are an integral part of these financial statements.

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FEEL THE WORLD, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)
For the six months ended June 30, 2025 and 2024

	June 30, 2025	June 30, 2024

Net revenues	$29,967,779	$28,339,236
Cost of goods sold	16,694,603	12,708,237
Gross profit	13,273,176	15,630,999

Operating Expenses:
General & administrative	3,291,576	3,806,480
Sales & marketing	7,684,734	6,724,514
Research & development	810,723	715,115
Operations	2,185,403	2,792,936
Total operating expenses	13,972,436	14,039,045

Income (loss) from operations	(699,260)	1,591,954

Other income / (expense):
Interest income	—	868
Interest expense	(219,724)	(270,700)
Other income (expense)	(249,890)	(106,239)
Total other income / (expense)	(469,614)	(376,071)

Income (loss) before income tax	(1,168,874)	1,215,883

Provision for/(benefit from) income tax	(400,164)	712,498

Net income (loss)	$(768,710)	$503,385

Other comprehensive income/(expense):

Foreign currency translation gain/(loss)	1,617,923	(100,727)

Total comprehensive income	$849,213	$402,658

Weighted-average vested common shares outstanding
-Basic	5,465,687	5,465,687
-Diluted	5,792,344	5,727,344
Net earnings per common share
Basic	$(0.14)	$0.09
Diluted	$(0.13)	$0.09

See accompanying notes, which are an integral part of these financial statements.

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FEEL THE WORLD, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For the six months ended June 30, 2025 (unaudited) and annual period ended December 31, 2024 (audited)

	Series A Preferred Stock		Class A Common Stock		Class B Common Stock		Senior Preferred Stock		Treasury Stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income/(Loss)	Retained Earnings	Total Stockholders’3-69 Equity
Balance at December 31, 2023	3,681,234	$368	5,289,980	$529	175,707	$18	—	$0	1,125	($4,424)	$8,458,844	($275,471)	$10,523,214	$18,703,078

Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(763,837)	(763,837)

Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	(768,344)	—	(768,344)

Stock compensation	—	—	—	—	—	—	—	—	—	—	143,871	—	—	143,871

Balance at December 31, 2024	3,681,234	$368	5,289,980	$529	175,707	$18	—	$—	1,125	($4,424)	$8,602,715	($1,043,815)	$9,759,377	$17,314,768

Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(768,710)	(768,710)

Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	1,617,923	—	1,617,923

Sale of Senior Preferred Stock	—	—	—	—	—	—	500,000	50	—	—	4,859,917	—	—	4,859,967

Stock compensation	—	—	—	—	—	—	—	—	—	—	20,974	—	—	20,974

Balance at June 30, 2025	3,681,234	$368	5,289,980	$529	175,707	$18	500,000	$50	1,125	($4,424)	$13,483,606	$574,108	$8,990,667	$23,044,922

See accompanying notes, which are an integral part of these financial statements.

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FEEL THE WORLD, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the six months ended June 30, 2025 and 2024

	June 30, 2025	June 30, 2024

Cash Flows From Operating Activities
Net income (loss)	$(768,710)	$503,385
Adjustments to reconcile net income (loss) to net cash provided by/(used in) in operating activities:
Bad debt write-off	91,036	—
Inventory write-off	1,044	172,644
Depreciation and amortization	246,965	231,867
Stock-based compensation	20,974	81,390
Deferred taxes	(399,168)	—
Amortization of loan fees	—	(94,028)
Loss on disposal of assets	—	11,242
Changes in operating assets and liabilities:
(Increase)/Decrease in accounts receivable	(1,196,978)	(1,039,277)
(Increase)/Decrease in inventory	615,060	(2,502,138)
(Increase)/Decrease in inventory in transit	(224,928)	(4,242,362)
(Increase)/Decrease in income tax receivable	(494,588)	539,352
(Increase)/Decrease in prepaid expenses	(29,482)	(109,789)
(Increase)/Decrease in deposits	(668)	3,500
(Increase)/Decrease in operating lease right-of-use assets	(8,691)	302,565
Increase/(Decrease) in accounts payable	1,744,949	3,798,299
Increase/(Decrease) in accrued expenses	322,071	140,654
Increase/(Decrease) in deferred lease payable	—	100,591
(Increase)/Decrease in income tax payable	329,116	—
Increase/(Decrease) in operating lease liability	—	(310,645)
Increase/(Decrease) in customer deposits	(50,901)	(43,562)
Increase/(Decrease) in deferred revenue	90,271	149,216
Net cash provided by (used in) in operating activities	287,372	(2,307,096)

Cash Flows From Investing Activities
Cash paid for intangibles	(67,356)	(114,493)
Cash paid for property and equipment	(369,887)	(66,868)
Cash used in investing activities	(437,243)	(181,361)

Cash Flows From Financing Activities
Repayments on line of credit	—	—
Repayments on term loans	(200,000)	(150,000)
Proceeds from sale of Senior Preferred Stock	4,859,967	—
Net cash provided by/(used in) financing activities	4,659,967	(150,000)

Effect of foreign currency loss	1,617,923	(100,727)

Net Change in Cash	6,128,019	(2,739,184)
Cash at Beginning of Period	1,982,681	5,698,589
Cash at End of Period	$8,110,700	$2,959,405

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$219,724	$258,799
Cash paid for income taxes	$—	$164,793

Supplemental Disclosure of Non-Cash Financing Activities:
Conversion of common stock to preferred stock	$—	$—
Capitalized interest to principal	$—	$—

See accompanying notes, which are an integral part of these financial statements.

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FEEL THE WORLD, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2025 (unaudited) and December 31, 2024 (audited), and for the six-month periods ended June 30, 2025 and 2024 (unaudited)

NOTE 1: NATURE OF OPERATIONS

Feel The World, Inc. (the “Company”), is a corporation organized on December 17, 2010, under the laws of Delaware. The Company sells footwear to retailers, distributors, and direct to consumers. Feel the World EU B.V., a private limited liability company formed under the laws of the Netherlands on September 5, 2019, is a wholly owned subsidiary of the Company. Xero Shoes EU s.r.o., a private limited liability company formed under the laws of the Czech Republic on July 15, 2021, is a wholly owned subsidiary of Feel the World EU B.V. Feel the World UK Ltd. is a private limited liability company formed on September 7, 2023 under the law of the United Kingdom. Feel The World, Inc. and its subsidiaries are collectively referred to as “the “Company”, “we”, “our”, and “us” in this report.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis of Consolidation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”).

The Company adopted the calendar year as its basis of reporting.

The Company prepares consolidated financial statements in accordance with GAAP.  These consolidated financial statements include all accounts of Feel the World, Inc., along with its fully owned subsidiaries, Feel the World EU B.V, Feel the World U.K, and Xero Shoes EU s.r.o. All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The accounting and reporting policies of the Company conforms to GAAP.

Unaudited Interim Financial Information

The unaudited interim consolidated financial statements and related notes have been prepared in accordance with U.S. GAAP for interim financial information, within the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). Certain information and disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. The unaudited interim financial statements have been prepared on a basis consistent with the audited financial statements and in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the results for the interim periods presented and of the financial condition as of the date of the interim balance sheet. The financial data and the other information disclosed in these notes to the interim financial statements related to the six-month periods are unaudited. Unaudited interim results are not necessarily indicative of the results for the full fiscal year.

The accompanying unaudited interim financial statements should be read in conjunction with the Company’s audited financial statements and the notes thereto for the year ended December 31, 2024.

Foreign Currency
"The consolidated financial statements are presented in United States Dollars, (“USD”), which is the reporting currency and the functional currency of the Company’s U.S. operations. The functional currency of the subsidiaries is their local currency. In accordance with ASC 830, Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at the exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. When it is impractical to track the exchange rates at the date of transactions, weighted average rates were applied as permitted by Topic 830. Related translation adjustments are reported as a separate component of stockholders’ equity, whereas gains or losses resulting from foreign currency transactions are included in the results of operations. For the period ended June 30, 2025 and 2024, the foreign currency translation gain/(loss) was $1,617,923 and ($100,727), respectively.

Use of Estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of the accompanying consolidated financial statements include useful lives of and impairment valuations of property and equipment, deferred tax assets, accrued expenses, fair value of stock options and reserves for commitments and contingencies. Any adjustments applied to estimates are recognized in the period in which such adjustments are determined.

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FEEL THE WORLD, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2025 (unaudited) and December 31, 2024 (audited), and for the six-month periods ended June 30, 2025 and 2024 (unaudited)

Cash Equivalents and Concentration of Cash Balance
The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed insured limits provided by the Federal Deposit Insurance Corporation (“FDIC”) and its international equivalents. On June 30, 2025 and December 31, 2024, the Company’s cash balances exceeded such insured limits by $7,694,456 and $1,544,433, respectively, and no losses have been recognized due as a result of these excess amounts.

Accounts Receivable
The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has $159,321 and $59,542 allowances as of June 30, 2025, and December 31, 2024, respectively. The company wrote off $91,036 and $0 of bad debt for the period ended June 30, 2025 and 2024, respectively. In 2024, the Company initiated new direct-to-consumer operations in the United Kingdom. During the initial implementation of this new business line, a system integration issue prevented the proper close-out of certain intercompany accounts receivable balances. Consequently, we have determined that $217,862 of these receivables are uncollectible and have recorded a one-time bad debt expense for this amount.

Inventory Assets
Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of June 30, 2025 and December 31, 2024 consist of products purchased for resale and any materials the Company purchased to modify the products. The Company operates a warehouse to process sales, returns and exchanges in the United States and maintains agreements with third-party logistics providers in the Czech Republic, United Kingdom and the People’s Republic of China. The Company regularly evaluates inventory for possible impairment and estimate inventory market value based on several subjective assumptions including estimated future demand and market conditions, as well as other observable factors such as current sell-through of the Company's products, recent changes in product demand, global and regional economic conditions, historical experience selling through liquidation and price discounted channels, and the amount of inventory on hand. If the estimated inventory market value is less than the carrying value, the carrying value is adjusted to market value and the resulting impairment charge is recorded in cost of goods sold in the consolidated statements of operations and comprehensive income. The Company wrote off inventory worth $1,044 for the six months ended June 30, 2025. Inventory written off for the six months ended June 30, 2024, was $172,644. The write-off amount for both years includes inventory impairment, loss, disposal for damaged inventory due to returns or quality control issues. Some of these shoes were destroyed, and the majority were donated to charity.

Inventory in Transit
Inventory in transit includes products manufactured for sale that have been shipped by the suppliers but have not yet been received at our warehouses.

Property and Equipment
Property and equipment are recorded at cost. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Depreciation for footwear molds and lasts of $161,186 and $179,877 are included in cost of goods sold for the six months ended June 30, 2025 and 2024, respectively. Depreciation for other capital assets of $61,576 and $49,698 are included in General and Administrative expenses for the six months ended June 30, 2025 and June 30, 2024, respectively. The balances as of June 30, 2025, and December 31, 2024 mainly consist of footwear manufacturing assets and equipment assets with 3-10 year lives.Fixed assets not yet in service are for purchases made in 2025 due to current projects to create and automate an electronic data warehouse, as of June 30, 2025 it was not yet in service.

Capital assets and depreciation expense as of June 30, 2025 (six months) and December 31, 2024 (full year depreciation) are as follows:

	2025	2024
Footwear molds	$2,445,982	$2,289,057
Footwear lasts	21,840	21,840
Furniture and equipment	832,768	767,000
Trade show booth	32,251	29,755
Website	30,000	30,000
Leasehold improvements	158,768	158,768
	3,521,609	3,296,420
Accumulated depreciation	(2,355,819)	(2,132,431)
Fixed assets not yet in service	145,324	—
Property and equipment, net	1,311,115	1,163,990
Depreciation expense	$222,763	$498,197

12

FEEL THE WORLD, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2025 (unaudited) and December 31, 2024 (audited), and for the six-month periods ended June 30, 2025 and 2024 (unaudited)

Leases and Leasehold Improvements
We determine if an arrangement is, or contains, a lease at inception of the contract. As a lessee, we consider a contract to be, or contain, a lease if the contract conveys the right to control the use of an identified asset in exchange for consideration. We recognize in the consolidated balance sheets the obligation to make lease payments and a right-of-use (“ROU”) asset representing our right to use the underlying asset for the lease term. As an accounting policy election, we do not record leases with an initial term of 12 months or less on the consolidated balance sheets, instead we recognize lease expense for these leases on a straight-line basis over the lease term. Additionally, we elected the practical expedients made available under the updates as our accounting policy to not separate lease and non-lease components by class of underlying asset. For leases that commenced before January 1, 2023, we have applied the modified retrospective transition method which resulted in comparative information not being restated. The new lease accounting standard, ASC Topic 842, Leases, provides several optional practical expedients for transition. We elected the package of practical expedients, which permits us to not reassess our prior conclusions about lease identification, lease classification and initial direct costs.

Right-of-use assets and liabilities are initially measured at the present value of lease payments over the lease term, discounted using the interest rate implicit in the lease at the commencement date. ROU assets are adjusted for any lease payments made prior to lease commencement, lease incentives, and accrued rent. If the rate implicit in the lease cannot be readily determined, we discount the lease using our incremental borrowing rates. Our leases may include options to extend or terminate the lease. When it is reasonably certain that we will exercise such an option, the lease term includes those periods. Lease expense for operating leases is recognized on a straight-line basis over the lease term. Variable costs, such as maintenance expenses, property taxes, property insurance, transaction-based lease payments and index-based rate increases, are expensed as incurred. Right-of-use assets are reviewed for impairment when events or circumstances indicate that the carrying amount may not be recoverable. For operating leases, if deemed impaired, the ROU asset is written down and the remaining balance is subsequently amortized on a straight-line basis.

Any leasehold improvements made by the Company to the underlying assets for the need of our operations are capitalized and recognized separately from the ROU assets. The leasehold improvements are subsequently amortized over the shorter of the useful life of leasehold improvements or the remaining lease term.

Intangible Assets
There are numerous patents and trademarks important to the Company’s business. Most of our trademarks are registered. As long as the Company intends to continue using its trademarks, they are renewed indefinitely. The Company files for and actively defends its patents. Patents are amortized over a 20-year useful life with patent amortization expense of $24,202 and $2,292 for the six months ended June 30, 2025 and 2024, respectively. Patent and trademark values are reviewed annually for potential impairment. The Company determined that no impairment is currently warranted. The intangibles carrying amount and amortization expense as of June 30, 2025 (six months) and December 31, 2024 (full year amortization) are as follows:

	2025	2024
Trademarks	$389,496	$386,934
Patents	498,783	433,989
Intangible Assets	888,279	820,923
Accumulated amortization	(61,041)	(36,839)
Intangible assets, net	$827,238	$784,084
Amortization expense	$24,202	$27,839

Fair Value of Financial Instruments
Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

13

FEEL THE WORLD, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2025 (unaudited) and December 31, 2024 (audited), and for the six-month periods ended June 30, 2025 and 2024 (unaudited)

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Accounts Payable
Any contractual obligations for payments stemming from goods and services delivered by our suppliers and vendors are recognized in the reporting periods when costs and expenses are incurred but no payment arrangements have been made.

Customer Deposits
At the time an order is placed, some international distributors pay a portion of their order or full amount based on the payment terms and conditions stipulated in their contracts with the Company. In accordance with revenue recognition policies (see below), these amounts are recorded as a liability until all revenue recognition conditions have been met.

Deferred Revenue
Customer orders received but not shipped are recognized as deferred revenue.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when shipment of goods to its customers has occurred satisfying its performance obligations, acceptance has been approved by its customers, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, Revenue from Contracts with Customers, establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Sales tax is collected on sales in all states with a sales tax and the District of Columbia. These taxes are recorded as a liability until remittance. Liabilities are recorded for store credit issued to customers.

The Company generates revenues in two business segments: (1) the North American operations which includes all foreign distributors outside of Europe, and (2) European operations which includes the European Union countries and the Middle Eastern wholesale accounts. The Company primarily sells through three channels: direct-to-consumer, third-party platforms such as Amazon, and wholesale/distribution.

The following tables present the Company's revenues disaggregated by reportable operating segments and distribution channel:

Net revenue by geography:
(in thousands)	2025	2024
North American	$21,904	$22,690
European	8,064	5,649
Total	$29,968	$28,339

Net revenue by channel:
(in thousands)	2025	2024
Direct-to-consumer	$18,579	$16,951
Wholesale/Distributor	8,422	7,009
Amazon	2,967	4,379
Total	$29,968	$28,339

14

FEEL THE WORLD, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2025 (unaudited) and December 31, 2024 (audited), and for the six-month periods ended June 30, 2025 and 2024 (unaudited)

No customer accounted for 10% or more of the Company's consolidated net revenues during the six months ended June 30, 2025 and June 30, 2024.

Product Sales	June 30, 2025	June 30, 2024
Gross Sales	$34,098,687	$32,854,310
Sales returns	(4,328,449)	(5,103,146)
Sales discounts	(789,441)	(696,148)
Net Product Sales	28,980,797	27,055,016
Shipping revenue	986,982	1,284,220
Total net product sales	$29,967,779	$28,339,236

Contract Balances:	2025	2024
(in thousands)	June 30, 2025	December 31, 2024
Deferred Revenue:
Beginning balance	($226,033)	($328,396)
Billings	(1,698,350)	(6,682,504)
Revenue recognized	1,608,079	6,784,867
Ending balance	($316,304)	($226,033)

Accounts Receivable
Beginning Balance:	$3,915,432	$3,114,803
Revenue recognized	29,173,614	66,015,379
VAT	737,975	1,058,680
Intercompany sales	—	(74,080)
Allowance/bad debt	(91,036)	(279,394)
Collections	(28,714,611)	(65,919,956)
Ending balance	$5,021,374	$3,915,432

Merchant Account Fees
The Company includes credit card merchant account fees as cost of goods sold in the consolidated statements of operations and comprehensive income. For the six months ended June 30, 2025 and June 30, 2024, the Company had merchant account fees of $552,384 and $561,064, respectively.

Shipping and Handling Costs and Fees
Shipping and handling costs are expensed as incurred and are included in cost of goods sold in the consolidated statements of operations and comprehensive income. Shipping and handling fees billed to customers are included in revenues.

Advertising
Advertising costs are expensed as incurred.

Research and Development
Research and development costs are expensed as incurred.

Income Taxes
The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

15

FEEL THE WORLD, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2025 (unaudited) and December 31, 2024 (audited), and for the six-month periods ended June 30, 2025 and 2024 (unaudited)

Net Earnings/(Loss) per Share
Net earnings/(loss) per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share in the statements of operations and comprehensive income. Diluted net earnings or loss per share reflects the potential common shares that could be purchased for the outstanding unexercised employee stock options applying the treasury stock method. For the reporting period ending June 30, 2025 and December 31, 2024 the Company issued 32,500 and 65,000 options for Class A Voting shares to certain eligible employees and a board member. These options are dilutive and have been included in the June 30, 2025 and December 31, 2024 diluted earnings per share.

New Accounting Standards
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which focuses on the rate reconciliation and income taxes paid. This ASU requires disclosure, on an annual basis, a tabular rate reconciliation using both percentages and currency amounts, broken out into specified categories with certain reconciling items further broken out by nature and jurisdiction to the extent those items exceed a specified threshold. In addition, the ASU requires disclosure of income taxes paid, net of refunds received disaggregated by federal, state/local, and foreign and by jurisdiction if the amount is at least 5% of total income tax payments, net of refunds received. The ASU is effective for public business entities for annual periods beginning after December 15, 2024 and effective for all other business entities one year later. Entities should adopt this guidance on a prospective basis, though retrospective applications is permitted. The Company expects this ASU to only impact the disclosures on the consolidated financial statements with no impacts on the financial condition, results of operations and cash flows.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: STOCKHOLDERS’ EQUITY

Capital Stock

The Company’s amended Articles of Incorporation authorized 19,824,168 shares of Class A Voting Common Stock ($0.0001 par), 175,832 shares of Class B Non-Voting Common Stock ($0.0001 par), 3,681,234 shares of Preferred Stock ($0.0001 par), and 500,000 of designated Senior Preferred Stock ($0.0001 par).

As of June 30, 2025 and December 31, 2024, the Company had 5,289,980 shares of Class A Voting Common Stock issued and outstanding. As of June 30, 2025 and December 31, 2024, the Company had 175,707 shares of Class B Non-Voting Common Stock issued and outstanding. The Company had 3,681,234 shares of Series A Preferred Stock issued and outstanding as of June 30, 2025 and December 31, 2024. Additionally, the Company has reserved 733,424 shares of Class A Voting Common Stock ($0.0001 par) for issuance under the 2016 Employee Stock Incentive Plan, of which 117,392 remain available for issuance as of June 30, 2025. Senior Preferred Stock showing 500,000 and 0 issued and outstanding as of June 30, 2025 and December 31, 2024, respectively.

The Class A Voting Common Stock and the Class B Non-Voting Common Stock are identical in all respects except that each holder of the Class A Voting Common Stock shall be entitled to cast one vote for each outstanding share while Class B Common Stock do not have voting rights. No holder of shares of Class A Voting Common Stock or Class B Non-Voting Common Stock shall be entitled to preemptive or subscription rights. All preferences, voting powers, relative, participating, optional or other special rights and privileges, and qualifications, limitations, or restrictions of the Common Stock of the Company are expressly made subject and subordinate to those that may be fixed with respect to any shares of the Preferred Stock of the Company. Each share of Senior Preferred Stock is convertible into Class A Voting Common Stock, subject to the terms and conditions set forth in the Restated Certificate.

The holders of Series A Preferred Stock are entitled to various protective provisions and preferences. Holders of Series A Preferred Stock are entitled to vote on an as-converted basis with holders of Class A Common Stock and to appoint directors.

The holders of Series A Preferred Stock are entitled to dividend preferences over holders of Common Stock and to preferred dividends at a rate of 10% per annum of the original issue price ($12,500,000 as of June 30, 2025 and December 31, 2024), compounded annually. Holders of Senior Preferred Stock are entitled to dividends on an as-converted basis, when and if declared by the Board of Directors. Accrued dividends are payable only when, as, and if declared by the Board of Directors. As of June 30, 2025 and December 31, 2024, accrued dividends of $6,871,935 and $5,957,474, respectively, and were outstanding but undeclared. The dividend rates are subject to dilution protections.

16

FEEL THE WORLD, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2025 (unaudited) and December 31, 2024 (audited), and for the six-month periods ended June 30, 2025 and 2024 (unaudited)

The holders of Series A Preferred Stock are entitled to a liquidation preference over holders of Common Stock at the original issuance price ($3.3956) per share plus any accrued and unpaid dividends, providing a total liquidation preference of $18,451,474 and $18,451,474, as of June 30, 2025 and December 31, 2024, respectively. The Series A Preferred Stocks are convertible, at the holder’s election, into Class A Common Stock at a dilution protected rate that is currently 1:1. The Series A Preferred Stocks are mandatorily convertible into Class A Common Stock if and upon a qualifying initial public offering, as defined in the articles of incorporation. Upon any liquidation or winding up of the Company, the holders of Senior Preferred Stock are entitled to receive, prior to any distribution to holders of Common Stock, a liquidation preference equal to the purchase price per share plus any declared but unpaid dividends.

The Series A Preferred Stocks are subject to optional redemption at the holder’s election on or after December 2, 2024, at a price of the greater of the original issuance price ($3.3956 per share) plus any accrued and unpaid dividends or the fair value at the redemption date as agreed between the Company and the holders or based upon a third-party appraisal. As a result of its redemption provisions, the Series A Preferred Stock was not classified as part of stockholders’ equity in the accompanying consolidated balance sheets in accordance with ASC 480-10-S99, SEC Materials, and instead is excluded from stockholders’ equity and presented as temporary equity.

On November 30, 2022, Lena Phoenix, the Company’s Co-CEO and Steven Sashen, Co-CEO, each transferred their ownership of 1,600,000 and 1,200,000 Common Stock Voting Class A shares to Summer Dojo LLC, and Autumn Moon LLC, respectively, for estate planning purposes. Summer Dojo LLC, and Autumn Moon LLC, are private equity investment entities and both transferees become the principal owners (defined as holding more than 10% of the Company’s equity) of Feel the World, Inc. after receiving the transferred shares.

NOTE 4: SHORT & LONG-TERM BUSINESS LOANS & LINES OF CREDIT

The Company’s outstanding borrowings consisted of the following as of June 30, 2025 and December 31, 2024:

	2025	2024
JPMorgan Chase Loan	$1,100,000	$1,300,000
JPMorgan Chase Line of Credit	4,000,000	4,000,000
Total Borrowings	$5,100,000	$5,300,000

On November 12, 2024, the Company entered into a credit agreement with JP Morgan Chase comprised of a term commitment for $2,000,000 and a revolving commitment for $4,000,000. The term commitment has a maturity date of November 12, 2025, at which time payment of the full principal amount is due. The revolving commitment has a maturity on November 12, 2024. On February 2, 2023, the Company drew and utilized the full credit available under the revolving commitment of $4,000,000. In 2025, JPMorgan extended the maturity date of the revolving lines of credit to February of 2026.

The interest rate for both the term and revolving commitment is LIBOR plus 3.250%. For the period ending June 30, 2025 the weighted average interest rates for the term and revolving commitments were 10.25% and 8.30%, respectively. For the period ending June 30, 2024 the weighted average interest rates for the term and revolving commitments were 10.68% and 8.73%, respectively. Additionally, a commitment fee of 0.25% is paid on the unused balance of the revolving commitment. Borrowings under this credit agreement are secured by substantially all the assets of the Company.

The credit agreement requires the Company to maintain a minimum total leverage ratio of 2.50 and a minimum fixed charge coverage ratio of 1.20. Additionally, the credit agreement limits the Company’s indebtedness, in addition to various covenants. As of June 30, 2025 the Company was in compliance with all financial covenants under the credit agreement.

As of June 30, 2025, the balance of the term commitment was $1,100,000 and the revolving commitment was $4,000,000, which is presented net of unamortized discounts of $0 for a carrying value of $4,000,000. Total interest expense for the six months ended June 30, 2025 was $219,724.

Future minimum principal payments on the Company’s outstanding debts as of June 30, 2025 are as follows:

2025
2025	$1,100,000
2026	$4,000,000
Total Borrowings	$5,100,000

17

FEEL THE WORLD, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2025 (unaudited) and December 31, 2024 (audited), and for the six-month periods ended June 30, 2025 and 2024 (unaudited)

NOTE 5: INCOME TAXES

The provision for income taxes for the years ended June 30, 2025 and December 31, 2024 are as follows:

	6/30/2025	12/31/2024

Current
Federal	—	104,811
State	(55,824)	41,290
Foreign	46,971	183,922
Total current	(8,853)	330,023

Deferred
Federal	(430,841)	(336,997)
State	(30,679)	(75,798)
Foreign	69,886	(95,410)
Total deferred	(391,634)	(508,205)

Total provision for income taxes	(400,487)	(178,182)

The Company had a tax receivable of $1,528,893 and $1,474,659 as of June 30, 2024 and December 31, 2024, respectively.

Income taxes are accounted for using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities.
Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which result in taxable or deductible amounts in the future.

Deferred tax assets and liabilities as of June 30, 2025 and December 31, 2024, are as follows:

	6/30/2025	12/31/2024
Deferred tax assets:
Employee stock option	$86,904	$78,484
Accrued expenses	—	—
Lease Liability	816,866	786,227
Capitalized Section 174 Expenses	990,984	900,243
Interest Expense Limitation	155,419	95,521
Charitable Contributions	47,087	44,882
Net Operating Loss	369,837	185,691
Allowance for Doubtful Accounts	23,275	—
Inventory Reserve	43,463	—
R&D Credit	7,038	7,038
	$2,540,873	$2,098,086

Deferred tax liabilities:
Property and equipment	(277,712)	(257,742)
Amortization	(17,725)	(21,715)
Right of Use Asset	(762,105)	(733,520)
	($1,057,542)	($1,012,977)

Valuation Allowance	(89,336)	(90,281)

Net deferred tax asset (liability)	$1,393,995	$994,828

18

FEEL THE WORLD, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2025 (unaudited) and December 31, 2024 (audited), and for the six-month periods ended June 30, 2025 and 2024 (unaudited)

The following table reconciles the statutory federal income tax rate to actual rates based on net income or loss before income taxes as of June 30, 2025 and December 31, 2024 respectively.

	6/30/2025	12/31/2024
U.S. federal taxes at statutory rate	21.00%	21.00%
State income taxes, net of federal tax benefit	8.89%	2.10%
Effect of non-U.S. operations	-0.54%	-0.73%
Permanent Differences	-0.05%	2.90%
Research and development credits	0.00%	5.08%
NOLs & Valuation Allowance	0.07%	0.39%
Return to Provision	0.00%	-7.70%
Other	0.00%	0.00%
Effective income tax rate	29.37%	23.02%

The company is not presently subject to any income tax audit in any taxing jurisdiction. Tax returns for periods before December 31, 2020 are no longer open for audit. The Company has a net operating loss in the Netherlands of approximately $470,000 USD and in the Czech Republic of approximately $121,500 USD that can be carried forward five years. A valuation allowance has been established on the net operating loss generated in the Netherlands as it is more-likely-than not that this deferred tax asset will not be realized.

NOTE 6: LEASE OBLIGATIONS

The Company operates in one leased location for office in Broomfield, Colorado and one leased warehouse location in Denver, Colorado. We also entered into master lease agreements for certain office equipment. Our operating leases expire at various dates through the year 2031 and generally include options for renewal. The exercise of lease renewal options is at the Company’s sole discretion. Our operating lease agreements do not contain any material residual value guarantees or material restrictive covenants. As of December 31, 2024, we had operating lease right-of-use assets and operating lease liabilities of $3,006,022 and $3,195,075, respectively. As of June 30, 2025, we had operating lease right-of-use assets and operating lease liabilities of $3,014,713 and $3,195,075, respectively.

Lease expense is recognized in Operations expense within the consolidated statements of operations and comprehensive income and primarily consisted of operating lease costs of $385,511 and short-term lease costs of $7,166 and variable lease costs of $74,058 and $93,608 for the six months ending June 30, 2025 and June 30, 2024, respectively.

The following table includes supplemental information related to operating leases:

	June 30, 2025	June 30, 2024
Cash paid for amounts included in the measurement of lease liabilities: Operating cash flows from operating lease	$470,910	$469,007
Weighted average remaining lease terms (years): Operating leases	4.81	5.47
Weighted average discount rate: Operating leases	7.83%	7.97%

The undiscounted cash flows for future maturities of the Company’s operating lease liabilities and the reconciliation to the operating lease liabilities recognized in the consolidated balance sheets are as follows:

June 30, 2025
2025	$842,031
2026	983,035
2027	560,236
2028	347,676
Thereafter	1,117,704
Total Lease Payments	3,850,681
Less: Imputed Interest	(655,606)
Present value of Lease Liabilities	$3,195,075

19

FEEL THE WORLD, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2025 (unaudited) and December 31, 2024 (audited), and for the six-month periods ended June 30, 2025 and 2024 (unaudited)

NOTE 7: EMPLOYEE STOCK INCENTIVE PLAN

In May 2016, the Company implemented the 2016 Employee Stock Incentive Plan (the “Plan”) for employees and reserved 818,181 shares of Class A Voting Common Stock for issuance under the Plan. The Company’s Board of Directors amended the stock option Plan to reduce the number of authorized options from 818,181 to 733,424 per the terms of the December 2, 2020, stock purchase and exchange agreement. As of June 30, 2025 and December 31, 2024, there remains 117,392 and 91,767 shares, respectively, available for issuance under the Plan.

The following table is the summary of stock option activities for the reporting periods ended on June 30, 2025 and December 31, 2024:

	June 30, 2025		December 31, 2024
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of period	326,657	$5.12	261,657	$4.69
Granted	32,500	$5.22	65,000	$6.87
Exercised	—		—
Forfeited	(58,125)	$6.00	—
Outstanding - end of period	301,032	$4.96	326,657	$5.12

Exercisable at end of period	194,092	$4.22	181,437	$4.22

Intrinsic value of options outstanding at reporting periods	$277,290		$572,159

Weighted average duration (period) to expiration of outstanding options at end of period	7.48		7.74

Weighted average duration (period) to expiration of exercisable options at end of period	6.53		6.93

Key data inputs (estimates or assumptions) used to determine the fair value of stock options under the Black-Scholes option-pricing model is summarized in the following table:

	June 30, 2025	December 31, 2024

Risk Fee Interest Rate	4.08%	4.30% - 4.39%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	29.52%	31.80%
Expected Life (years)	10	7
Fair Value per Stock Options	$5.22	$3.56 - $3.58

The Company uses the Black-Scholes option-pricing model to estimate the grant date fair value of stock options, which requires the use of assumptions, including the expected term of the option, expected volatility of its stock price, and the risk-free interest rate, among others. These assumptions reflect best estimates, however; they involve inherent uncertainties including market conditions and employee behavior that are generally outside of the Company’s control. Generally, once stock option values are determined, accounting practices do not permit them to be changed, even if the estimates used are different from actual results. All stock-based compensation is expensed when awarded to employees based on the grant date fair value of the awards over the requisite service period, adjusted for forfeitures. Stock compensation expense of $20,974, and $81,391 was recognized for the six months ending June 30, 2025, and June 30, 2024, respectively. The fair value of the option grants as of June 30, 2025, was $83,589 with an unamortized compensation expense of $362,565 to be recorded over the next three and a half years.

The Company has a Long-Term Incentive Plan that sets aside 5% of net proceeds from a liquidity event to be paid to the Company’s employees.

20

FEEL THE WORLD, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2025 (unaudited) and December 31, 2024 (audited), and for the six-month periods ended June 30, 2025 and 2024 (unaudited)

NOTE 8: CONTINGENCIES

The Company may be subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through September 29, 2025, the date the consolidated financial statements were available to be issued.

Legal Proceeding

The Company is subject to a single legal proceeding and claim that has not been fully resolved and that has arisen in the ordinary course of business. The outcome of the litigation is inherently uncertain. If the legal matter was resolved against the Company in a reporting period for amounts above management expectations, the Company’s financial results for that reporting period could be materially adversely affected

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Broomfield, Colorado, on September 29, 2025.

Feel The World, Inc. d.b.a. Xero Shoes

By:	/s/ Heidi Huntington
Heidi Huntington Chief Financial Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Sue Rechner	Chief Executive Officer	September 29, 2025
Sue Rechner

/s/ Heidi Huntington	Chief Financial Officer	September 29, 2025
Heidi Huntington

/s/ JoAnne Kruse	Board Member	September 29, 2025
JoAnne Kruse

/s/ Perry Leon	Board Member	September 29, 2025
Perry Leon

/s/ Marc Schneider	Board Member	September 29, 2025
Marc Schneider

/s/ Lena Phoenix	Board Member	September 29, 2025
Lena Phoenix

/s/ Steven Sashen	Board Member	September 29, 2025
Steven Sashen

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